CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$78.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $404,265.77 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $78.60 offset against the registration fee due for this offering and of which $404,187.17 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement 923 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 25-I dated March 23, 2006	Registration Statement No. 333-130051 Dated January 10, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,000,000 Lesser Index Semi-Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due January 25, 2010

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, both the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are at or above their respective Call Levels applicable to that Review Date. If the notes are not called, investors are protected at maturity against up to a 10% decline of either Index or both Indices on the final Review Date but will lose some or all of their principal if either Index or both Indices decline by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a call premium payment if the notes are called.
  The first Review Date, and therefore the earliest call date, is January 20, 2009.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 25, 2010†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on January 10, 2008 and are expected to settle on or about January 15, 2008.

Key Terms

Indices:	The Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index (each an “Index,” and collectively, the “Indices”).
Automatic Call:

On any Review Date, if the Index closing level for each Index is greater than or equal to its respective Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

	First Review Date	70% of the Initial Index Level for each Index
	Second Review Date	100% of the Initial Index Level for each Index
Call Level:	Final Review Date	100% of the Initial Index Level for each Index
Payment if Called:

For every $1,000 principal amount note, you will receive $1,000 plus a call premium calculated as follows:
• 9.650% x $1,000 if called on the first Review Date
• 14.475% x $1,000 if called on the second Review Date
• 19.300% x $1,000 if called on the final Review Date

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of either Index or both Indices. If neither Ending Index Level has declined by more than 10% from its respective Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level of either Index declines by more than 10% from its respective Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Lesser Performing Index declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (the Lesser Index Return + 10%) x 1.1111]
where the “Lesser Index Return” is the lower of the Index Return for the Dow Jones EURO STOXX 50® Index and the Index Return for the Nikkei 225 Index.
Assuming the notes are not called, you will lose some or all of your investment at maturity if the Lesser Index Return reflects a decline of more than 10%.
Buffer:	10%
Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 4237.62 for the Dow Jones EURO STOXX 50® Index and 14388.11 for the Nikkei 225 Index.
Ending Index Level:	For each Index, the Index closing level on the final Review Date.
Lesser Performing Index:	The Index with the Lesser Index Return.
Review Dates†:	January 20, 2009 (first Review Date), July 21, 2009 (second Review Date), and January 20, 2010 (final Review Date).
Maturity Date†:	January 25, 2010
CUSIP:	48123MPG1
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 25-I.

Investing in the Lesser Index Semi-Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 25-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$21.50	$978.50

Total	$2,000,000	$43,000	$1,957,000

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $21.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $10.75 per $1,000 principal amount note. See “Underwriting” beginning on page PS-24 of the accompanying product supplement no. 25-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $21.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

 January 10, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 25-I dated March 23, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 9, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 25-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 25-I dated March 23, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000746/e23646_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Indices as shown under the column “Appreciation/Depreciation of Index with Lesser Return at Review Date.” The following table assumes that the Index with the lesser return for the entire term of the notes will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Index with the lesser return for purposes of calculating your return on the notes on any Review Date or at maturity. The following table assumes a Call Level of 3010 for the Index with the lesser return on the first Review Date and a Call Level equal to a hypothetical Initial Index Level of 4300 for the Index with the lesser return on the second and final Review Dates. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 9.650%, 14.475% and 19.300%, respectively, regardless of the appreciation of the Index with the lesser return, which may be significant. There will be only one payment on the notes, whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. For an automatic call to be triggered, the closing level of both Indices must be greater than or equal to their respective Call Levels on one of the Review Dates.

Level of Index with Lesser Return at Review Date	Appreciation/ Depreciation of Index with Lesser Return at Review Date	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return at Final Review Date

7740.00	80.00%	9.650%	14.475%	19.300%
7310.00	70.00%	9.650%	14.475%	19.300%
6880.00	60.00%	9.650%	14.475%	19.300%
6450.00	50.00%	9.650%	14.475%	19.300%
6020.00	40.00%	9.650%	14.475%	19.300%
5590.00	30.00%	9.650%	14.475%	19.300%
5160.00	20.00%	9.650%	14.475%	19.300%
4945.00	15.00%	9.650%	14.475%	19.300%
4730.00	10.00%	9.650%	14.475%	19.300%
4515.00	5.00%	9.650%	14.475%	19.300%
4300.00	0.00%	9.650%	14.475%	19.300%
4295.70	-0.10%	9.650%	N/A	0.000%
4085.00	-5.00%	9.650%	N/A	0.000%
3870.00	-10.00%	9.650%	N/A	0.000%
3655.00	-15.00%	9.650%	N/A	-5.556%
3440.00	-20.00%	9.650%	N/A	-11.111%
3010.00	-30.00%	9.650%	N/A	-22.222%
2580.00	-40.00%	N/A	N/A	-33.333%
2150.00	-50.00%	N/A	N/A	-44.444%
1720.00	-60.00%	N/A	N/A	-55.556%
1290.00	-70.00%	N/A	N/A	-66.667%
860.00	-80.00%	N/A	N/A	-77.778%
430.00	-90.00%	N/A	N/A	-88.889%
0.00	-100.00%	N/A	N/A	-100.000%

JPMorgan Structured Investments — Lesser Index Semi-Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-1

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index with the lesser return on the first Review Date decreases from the Initial Index Level of 4300 to an Index closing level of 4085 on the first Review Date. Because the Index closing level of the Index with the lesser return on the first Review Date of 4085 is greater than the corresponding Call Level of 3010, the notes are automatically called, and the investor receives a single payment of $1,096.50 per $1,000 principal amount note.

Example 2: The level of the Index with the lesser return decreases from the Initial Index Level of 4300 to an Index closing level of 2580 on the first Review Date, 4085 on the second Review Date, and 3870 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date (2580) is less than the corresponding Call Level of 3010, (b) the Index closing level of the Index with the lesser return on each of the other Review Dates (4085 and 3870) is less than the corresponding Call Level of 4300, and (c) the Ending Index Level of the Lesser Performing Index has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index with the lesser return decreases from the Initial Index Level of 4300 to an Index closing level of 2580 on the first Review Date, 3870 on the second Review Date, and 3010 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date (2580) is less than the corresponding Call Level of 3010, (b) the Index closing level of the Index with the lesser return on each of the other Review Dates (3870 and 3010) is less than the corresponding Call Level of 4300, and (c) the Ending Index Level of the Lesser Performing Index is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount of each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level for each Index is greater than or equal to its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 9.650% x $1,000 if called on the first Review Date; (ii) 14.475% x $1,000 if called on the second Review Date; or (iii) 19.300% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over two years, the notes will be called before maturity if the closing level of both Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this pricing supplement .
  LIMITED PROTECTION AGAINST LOSS — If the notes are not called and neither Ending Index Level declines by more than 10% as compared to its respective Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level for either Index declines by more than 10%, for every 1% that the Lesser Performing Index has declined below 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  POTENTIAL FOR EARLY EXIT AND 9.650% RETURN IN YEAR ONE, EVEN IF THE INDEX RETURN FOR EACH INDEX IS NEGATIVE ON THE FIRST REVIEW DATE — The Call Level for the first Review Date is set at 70% of the Initial Index Level for each Index. Accordingly, you will receive a payment of $1,096.50 per $1,000 principal amount note after the first Review Date, even if the Index closing level for each Index on the first Review Date reflects a decline of up to 30% from its respective Initial Index Level.
  DIVERSIFICATION OF THE INDICES — The return on the notes at maturity is linked to the Lesser Performing Index which will be either the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. “Nikkei,” “Nikkei 225,” and “Nikkei Stock Average,” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. For additional information on each Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” and “The Nikkei 225 Index” in the accompanying product supplement no. 25-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences “ in the accompanying product supplement no. 25-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above.

JPMorgan Structured Investments — Lesser Index Semi-Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 25-I dated March 23, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level of either Index declines by more than 10% compared to its respective Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level of the Lesser Performing Index compared to its Initial Index Level beyond the 10% buffer.
  THE RETURN ON THE NOTES AT MATURITY IS LINKED TO THE LESSER PERFORMING INDEX — You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their component stocks. An automatic call will be triggered only if both Indices are at or above their respective Call Levels on one of the Review Dates and, if the notes are not called, your return on the notes at maturity will be determined by reference to the Lesser Performing Index. Therefore, your investment in the notes may not result in a return on such investment even if the Index closing level of one of the two Indices is above its respective Call Level on each Review Date. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets during the term of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in either Index or both Indices, which may be significant. Because the Index closing level of either Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in either Index or both Indices.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold the notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of the Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the European Union euro and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Lesser Index Semi-Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-3

Historical Information

The following graphs set forth the historical weekly performance of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index based on the applicable weekly Index closing level from January 3, 2003 through January 4, 2008. The Index closing level of the Dow Jones EURO STOXX 50® Index on January 10, 2008 was 4237.62. The Index closing level of the Nikkei 225 Index on January 10, 2008 was 14388.11.

We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments — Lesser Index Semi-Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-4